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                               Turbolinux, Inc.
                         8000 Marina Blvd., Suite 3000
                              Brisbane, CA 94005
                                March 19, 2001


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  Turbolinux, Inc.
          Registration Statement on Form S-1 (File No. 333-48956)
          Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Turbolinux, Inc., a Delaware corporation (the "Registrant"), hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-48956), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on October 30, 2000.

     In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no preliminary prospectuses have been distributed, no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Commission that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

     The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

     If you have any questions regarding this application for withdrawal, please contact Robert I. Newton, Esq., of Morrison & Foerster LLP, legal counsel to the Registrant, at (949) 251-7500.

                                  Sincerely,

                                  TURBOLINUX, INC.


                                  By:  /s/ T. Paul Thomas
                                       -----------------------------------------
                                       T. Paul Thomas
                                       Chairman, Chief Executive Officer and
                                       President